Exhibit 4.20

CEO Agreement

between

ads-tec Energy GmbH, Heinrich-Hertz-Straße 1, 72622 Nürtingen, represented by its shareholder ads-tec Energy PLC, this one represented by Prof. Kurt Lauk as its chairman of board of directors.

(hereafter "ads-tec Energy GmbH" or „company“)

and

Dipl.-Ing. Thomas Speidel, Lembergerweg 13, 71706 Markgröningen

Preliminary remark

Thomas Speidel has been working as managing director for ads-tec Energy GmbH in Nürtingen and its subsidiaries for many years. The group of companies of which ads-tec Energy GmbH forms part (the “ads-tec Group”) is continuing to develop at a highly dynamic pace. Based on the excellent cooperation to date, Thomas Speidel is now also to take on further tasks with an even higher level of responsibility. In this connection the parties agree the following, expressly maintaining all other provisions set out in the Managing Director's Contract between Thomas Speidel and ads-tec Holding GmbH together with any amendment agreements, these shall remain unaffected by this CEO agreement:

1. Position, role, area of responsibility

All material decisions to be made with regard to Thomas Speidel’s area of responsibility as CEO of ads-tec Energy GmbH will be made in Germany. It is expected that Thomas Speidel will be working in Germany on behalf of ads-tec Energy GmbH and its affiliates except ads-tec Energy plc and he will participate in day-to-day negotiation of sales contracts or perform key decision-making activities on behalf of GmbH while in Germany. He also will keep his position as CEO of ads-tec Holding GmbH.

ads-tec Energy GmbH Heinrich-Hertz-Straße 1 D-72622 Nürtingen	Tel.: +49 7022 2522-0 Fax: +49 7022 2522-400 www.ads-tec.de, mailbox@ads-tec.de	Geschäftsführer: Thomas Speidel, Robert Vogt USt-IdNr.: DE31 56 72 626 Registergericht Stuttgart HRB 762810	Baden-Württembergische Bank IBAN: DE88600501010405071830 BIC: SOLADEST600

2. Parallel service contract relationships, agreements with third parties ads-tec Energy GmbH is aware that Thomas Speidel will continue to perform the duties at company and affiliated companies of ads -tec group, in particular with ads-tec Holding GmbH as managing director in Germany. In turn, ads-tec Holding GmbH and ads-tec Energy GmbH are aware that a key focus of Thomas Speidel's future role will be to fulfil his new role as CEO of ads-tec Energy GmbH. ads-tec Energy GmbH is aware of and are acknowledging and expressly consenting to Thomas Speidel acting as director and/or CEO of various group companies or taking on other management positions for other legal entities where the majority shareholder is the Speidel family.

There is all-round mutual agreement on this.

3. Fixed remuneration

A fixed remuneration of EUR 400,000.00 gross will be paid by ads-tec Energy GmbH with effect from beginning of this agreement for services rendered by Thomas Speidel to ads-tec Energy GmbH. Payment will be in twelve equal monthly instalments, in each case at the end of the month, into the account of Thomas Speidel into which payments are currently made, in USD or – if he chooses – in EUR.

The fixed remuneration and the other remuneration components will be deemed to fully compensate Thomas Speidel for his activity for company and - if applicable - its affiliates (other than in respect of any role undertaken on behalf of ads-tec Energy plc which is compensated by the remuneration arrangements set out in the Director Appointment letter.). Any overtime, based on the current individual regular weekly working hours of at least 40 hours, will also be deemed paid. This is in accordance with the recommendations of Pearl Meyer.

4. Additional payments and benefits

In addition, Thomas Speidel will receive the following additional payments with effect from beginning of this agreement in respect of services rendered to ads-tec Energy GmbH in accordance with the recommendations referring to remuneration of Pearl Meyer:

1.	Annual incentive: Annual target bonus of EUR 300,000.00 in the event that the targets set out in the business plan are achieved in full (100%). Notwithstanding such target, the specific amount, if any, of any annual bonus shall be determined in ads-tec Group's compensation committee based on achievement of certain individual and Company goals to be established by the ads-tec Group for each fiscal year. Any annual bonus will be paid within 90 days following the end of the fiscal year in which the applicable services were performed, in accordance with the ads-tec Group's bonus payment practices in effect from time to time.

2.	Long term incentive: During this contract, the CEO shall be eligible to participate in the ads-tec Group wide long term incentive program at a level set by the compensation committee of the ads-tec Group and in line with competitive market practices as defined at the time of the grant.

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3.	Legal protection: The intention is for the CEO to be included in a D&O insurance policy still to be taken out by ads-tec Group.

4.	Transaction awards: Furthermore, the CEO will receive a transaction award in form of Restricted Stock Units ("RSU") with a value of USD 750,000.00 as outlined and defined in the Pearl Meyer stock compensation recommendations shown in the executive compensation part of the F-4 Filing.

Any intra-group transfer prices required do not affect the employment relationship with Thomas Speidel.

5. Commencement and Termination

This Agreement shall apply with effect from 23.12.2021. ads-tec Energy GmbH and the CEO may terminate their working relationship anytime ("employment at will") in line with the company's then existing termination policy. Both parties, however, expect a term of contract until 31 December 2024.

6. Governing Law, Place of jurisdiction

This Agreement shall in all respects be interpreted, enforced, and governed by the laws of Germany. With respect to any court action, parties agree on the courts which are competent for Nürtingen, Germany.

Dublin, 4/19/2022	Nürtingen, 4/19/2022

/s/ Kurt Lauk	/s/ Thomas Speidel
Prof. Kurt Lauk as	Dipl.-Ing. Thomas Speidel

Legal Representative of ads-tec Energy plc
as sole shareholder and legal
representative of ads-tec Energy GmbH

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Side letter to CEO Agreement from 4/19/2022

between

ads-tec Energy GmbH and Dipl.-Ing. Thomas Speidel.

ads-tec Energy GmbH, Heinrich-Hertz-Straße 1, 72622 Nürtingen, Germany ads-tec Energy plc, Mespil Business Centre, Mespil House, Sussex Road, Dublin 4, Ireland,

ads-tec Energy Holding, Heinrich-Hertz-Straße 1, 72622 Nürtingen, Germany, and

Dipl.-Ing. Thomas Speidel, Lembergerweg 13, 71706 Markgröningen, Germany.

Clarifications and additions

1.	The undersigning parties are aware, acknowledge and expressly consent that Thomas Speidel continues to perform duties at each of the undersigning companies, in particular as managing director with ads-tec Holding GmbH in Germany, as CEO with ads-tec Energy GmbH in Germany and as executive director with ads-tec Energy plc in Ireland, and that in the future he may perform tasks for other affiliated companies of ads -tec group. All parties are aware that a key focus of Thomas Speidel's role will be to fulfil his role as CEO of ads-tec Energy GmbH. All parties are expressly consenting to Thomas Speidel acting as director and/or CEO of various group companies or taking on other management positions for other legal entities where the majority shareholder is the Speidel family.

2.	Insofar as Mr Thomas Speidel provides services for an undersigning party without being remunerated by these service-receiving company itself, the service-receiving companies will compensate each other at market conditions (dealing at arm's length).

Nürtingen, 4/19/2022	/s/ Thomas Speidel
place, date	Legal representative of ads-tec Energy GmbH

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Dublin, 4/19/2022	/s/ Kurt Lauk
place, date	Legal representative of ads-tec Energy plc.

Nürtingen, 4/19/2022	/s/ Thomas Speidel
place, date	Legal representative of ads-tec Holding GmbH

Nürtingen, 4/19/2022	/s/ Thomas Speidel
place, date	Dipl.-Ing. Thomas Speidel

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